

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Xiaogang Qin
Chief Executive Officer
Wunong Net Technology Co Ltd
B401, 4th Floor Building 12, Hangcheng Street
Hourui No. 2 Industrial District
Southern Section, Zhichuang Juzhen Double Creative Park
Bao'an District, Shenzhen, People's Republic of China

> **Re: Wunong Net Technology Co Ltd**
> **Registration Statement on Form F-1**
> **Filed September 17, 2020**
> **File No. 333-248876**

Dear Mr. Qin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2020 letter.

Registration Statement on Form F-1 Filed September 17, 2020

Quality Control Team, page 68

1. We note your response to prior comment 2. Please describe the special circumstances that may warrant an onsite inspection during the pandemic and describe how the inspection would be conducted, including how the exams are performed, how compliance is assessed, and the consequences if a supplier fails to satisfy your private inspection. In addition, please disclose how an inspection conducted during the pandemic differs in its processes, assessments, and consequences, from one conducted prior to the pandemic.

Restaurants, page 68

2. We note your response to prior comment 5. Please further revise to disclose royalty amounts payable by the franchisees, if any, as well as the term and termination provisions of the franchise agreements.

Social Media, page 82

3. We note your response to prior comment 6. In this section you refer to various performance metrics, including daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts and sales performance rankings. Please revise your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts. Alternatively, explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751

Index to Consolidated Financial Statements, page F-1

4. Please ensure that your financial statements are updated with interim information in accordance with Item 8.A(5) of Form 20-F.

Exhibits

5. Please note that your first publicly filed registration statement should be complete. Accordingly, all exhibits should be filed with your next amendment and not incorporated by reference to your prior confidential submissions. Refer to Question 10 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available at https://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.

6. Please revise Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions (such as items 1 and 5 of Schedule 2). In addition, it is unclear that the qualifications enumerated in Schedule 3 are necessary or appropriate; please revise or advise. Also, counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents; please revise the third paragraph on page 1 and the language in Schedule 1 to clarify that counsel has examined all other documents as it has deemed necessary to render its opinion. Finally, we note your statement on page 2 that you "do not believe we are 'experts'"; please remove this statement, as it is inappropriate for counsel to deny that it is an expert within the meaning of Sections 7 and 11 of the Securities Act. Refer to Staff Legal Bulletin No. 19.

7. Please file a tax opinion and consent from Sichenzia Ross Ference LLP. In this regard, we note that the discussion of U.S. tax law in the "Taxation" section of your prospectus is the opinion of Sichenzia. Refer to Staff Legal Bulletin No. 19.

Xiaogang Qin
Wunong Net Technology Co Ltd
September 30, 2020
Page 3

   You may contact Ta Tanisha Meadows at 202-551-3322 or Jim Allegretto at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Morris at 202-551-3314 or Lilyanna Peyser at 202-551-3222 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Benjamin Tan, Esq.